UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41066

Sono Group N.V.

(Registrant’s name)

Waldmeisterstrasse 76

80935 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On September 1, 2023, Sono Group N.V.’s wholly-owned subsidiary Sono Motors GmbH (“Sono Motors”) issued a press release regarding the opening of its self-administration proceedings on the same day, as planned. Among other matters, the press release noted that the Sono Motors is still in negotiations with several potential investors who are interested in a long-term continuation of Sono Motors.

Sono Group N.V. continues to be in preliminary self-administration proceedings.

A copy of Sono Motors’ press release is furnished as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein.

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit 99.1. Press release of Sono Motors GmbH dated September 1, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Jona Christians
	Name:	Jona Christians
	Title:	Chief Executive Officer and Member of the Management Board

By	/s/ Markus Volmer
	Name:	Markus Volmer
	Title:	Chief Technology Officer and Member of the Management Board

Date: September 7, 2023